April 24, 2009

VIA EDGAR AND FACSIMILE

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N. E.

Washington, D. C. 20549-7010

RE:	Form 10-K for the fiscal year ended October 31, 2008

Form 10-Q for the fiscal period ended January 31, 2009

File No. 001-08551

Dear Mr. Hartz:

We have prepared the following in response to your comment letter dated April 10, 2009 with respect to the following:

Hovnanian Enterprises, Inc.

File Number: 001-08551

Form 10-K for the year ended October 31, 2008

Form 10-Q for the quarter ended January 31, 2009

The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein. As you have requested, any revisions to our current disclosure proposed in our responses to your comments will be included in future filings.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800.

Sincerely,

/S/ J. Larry Sorsby

J. Larry Sorsby

Executive Vice President and Chief Financial Officer

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

April 24, 2009

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2008

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response

Where our responses to the comments below involve additional disclosures or other revisions to our disclosures, we have included our planned revised disclosures in our responses. These revised disclosures, adjusted for any subsequent events or other changes in circumstances, will be included in our future filings, including our interim filings.

Consolidated Financial Statements

Note 8 – Mortgages and Notes Payable, page F-18

2.

We note your response to comment 2 from our letter dated March 9, 2009. In future filings where your calculation of the fixed charge coverage ratio exceeds at least 2.0 to 1.0 but there is a reasonably possible chance that you will be restricted from paying dividends, making distributions on common and preferred stock, making certain investments or repurchasing debt or equity, please revise to disclose your actual fixed charge coverage ratio with any necessary reconciliation to U. S. GAAP.

Response

In future filings when our calculation of the fixed charge coverage ratio exceeds at least 2.0 to 1.0, the Company will disclose (together with any necessary reconciliation to U.S. GAAP) its consolidated fixed charge coverage ratio if there is a reasonably possible chance that as a result of such ratio falling below 2.0 to 1.0, the Company will be restricted under its indentures governing its senior secured, senior and senior subordinated notes from paying dividends, making distributions on common and preferred stock, making certain investments or repurchasing debt or equity.

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

April 24, 2009

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

3.

It appears that three ratings agencies downgraded your credit ratings between March 4, 2009 and March 16, 2009 At least two of these downgrades occurred after January 31, 2009 but prior to the filing of your Form 10-Q. It is unclear why you did not disclose these downgrades in your Form 10-Q filed on March 11, 2009. Please revise your filing to disclose the implications of these credit downgrades to the following:

. Scheduled maturity dates of your debt;
. Availability of your credit lines
. Interest rates charged on your debt and credit lines;
. Your debt covenant requirements; and
. Financial condition, results of operations, and liquidity

Response

We did not disclose the downgrades in our credit ratings in our Form 10-Q filed on March 11, 2009, because we did not believe there was any significant impact to our business from such downgrades. Downgrades in our credit ratings do not accelerate the scheduled maturity dates of our debt or affect the amount available under our existing credit line, interest rates charged on any of our debt or credit lines, or our debt covenant requirements or cause any other operating issue. The only potential risk of a negative change in our credit rating, as disclosed in our 10-K for the year ended October 31, 2008, is that downgrades may make it more difficult or costly for us to access capital. However, due to our available cash resources, the downgrades in our credit ratings between March 4, 2009 and the filing of our Form 10-Q on March 11, 2009 did not impact management’s operating plans, our financial condition, results of operations or liquidity.

In light of the Staff’s comment, however, we will disclose in future filings any credit rating downgrades and disclose management’s assessment of the impact of the downgrades, if any.